                                              Filed Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-86561

                                1,210,228 SHARES

                               CIRRUS LOGIC, INC.

                                  COMMON STOCK

                               -------------------

     This Prospectus relates to the public offering, which is not being underwritten, of 1,210,228 shares (the "Shares") of Common Stock, $0.001 par value (the "Common Stock") of Cirrus Logic, Inc. (the "Company"). The Shares are outstanding shares of Company Common Stock that may be sold from time to time by or on behalf of certain stockholders of the Company or by pledges, donees, transferees or other successors in interest that receive such Shares as a gift, distribution or other non-sale related transfer (the "Selling Stockholders"). The Selling Stockholders acquired the Shares in a private transaction in which the Company acquired AudioLogic, Inc., a corporation duly organized and existing under the laws of Colorado ("AudioLogic").

     The Shares may be offered by the Selling Stockholders from time to time in transactions on the Nasdaq National Market, in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Selling Stockholders" and "Plan of Distribution."

     The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The Company has agreed to bear certain expenses in connection with the registration and sale of the Shares being offered by the Selling Stockholders. In addition, the Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     On September 17, 1999, the closing bid price of the Company's Common Stock on the Nasdaq National Market was $11.75 per share. The Common Stock is traded under the Nasdaq symbol "CRUS."

     The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR A DISCUSSION OF RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE SECURITIES OFFERED HEREBY.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


              The date of this Prospectus is September 18, 1999

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files or filed, as the case may be, reports, proxy statements and other information with the Securities & Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Room 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, Washington, D.C. 20549, at prescribed rates, or on the World Wide Web at http://www.sec.gov. Copies of other materials concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                                -------------

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 000-17795) pursuant to the Exchange Act are incorporated by reference in this
Prospectus:

     1. The Company's Annual Report on Form 10-K for the year ended March 27, 1999;

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended June 26, 1999;

     3. The Company's Current Reports on Form 8-K filed on August 3, 1999 and September 3, 1999; and

     4. The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed on May 1, 1989, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus but prior to the termination of the offering to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus.

     Upon written or oral request, the Company will provide without charge to each person to whom a copy of this Prospectus is delivered a copy of any of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted to Glenn Jones, Secretary, at the principal executive offices of the Company in writing at Cirrus Logic, Inc., 3100 W. Warren Ave., Fremont, California 94538 or by telephone at (510) 623-8300.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus, including the documents incorporated by reference herein, contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus or incorporated by reference herein that are not purely historical are forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document or incorporated by reference herein are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY


     The Company designs and manufactures integrated circuits that employ precision linear and advanced mixed-signal processing technologies. The Company's products, sold under its own name and the Crystal product brand, enable system-level applications in mass storage (magnetic and optical), audio (consumer, professional and personal computer) and precision data conversion (industrial and communications).

     The Company serves a broad customer base in the markets of mass storage, industrial, and audio markets. Key customers among these markets include Acer, Analogic, Apple, Chesapeake Sciences, Dell, ECI Telecom, Fujitsu, Hewlett Packard, Hitachi, IBM, Intel, JVC, Nokia, Scientific Atlanta, Seagate, Sony and Western Digital.

     The Company targets large existing markets, as well as emerging markets that derive value from the Company's expertise in advanced mixed-signal processing, embedded processors and application-specific algorithms. The Company applies its analog, digital, and mixed-signal design capabilities, systems-level engineering and software expertise to create highly integrated solutions that enable its customers to differentiate their products and reduce their time to market. These solutions are implemented primarily in Integrated Circuits (ICs) and related software, but may also include subsystem modules or system equipment designs and related software.

     Within the major markets currently served, represented by mass storage, audio and industrial electronics, the Company's products address key system-level applications including magnetic and optical mass storage, consumer audio and industrial measurement and control, and to a lesser extent product areas addressing multimedia (graphic, video, and audio), wide area and local area networking, handheld and portable computing and communication devices.

     In the second quarter of fiscal 1999, the Company launched a major initiative to refine its business strategy and revitalize growth through concentration on its leadership positions in embedded applications for mass storage, audio and precision data conversion markets. This initiative included the phasing out of certain non-profitable and non-strategic businesses along with reducing the Company's total fixed wafer fabrication capacity by approximately 70%. The Company has since divested its Communications and PC Modems businesses in addition to outsourcing its PC graphics support. Further, the Company's future direction is to de-emphasize new product developments targeted primarily for the PC motherboard and emphasize non-PC motherboard market opportunities in mass storage, audio and precision data conversion. However, sales of many of the Company's products will continue to depend largely on the sales of PCs.

     During the first quarter of fiscal 2000, the Company substantially completed the remaining restructuring activities previously announced in the second quarter of fiscal 1999. The Company finalized negotiations with International Business Machines Corporation ("IBM") to restructure the Company's interest in the MiCRUS joint venture and also finalized negotiations with Lucent Technologies, Inc. ("Lucent") to terminate the Company's interest in the Cirent joint venture.

     The Company was reincorporated in the state of Delaware on February 17, 1999. Prior to this date, the Company had been incorporated in California since February 3, 1984, as the successor to a research corporation which had been incorporated in Utah in 1981. The Company's principal executive offices are located at 3100 W. Warren Ave., Fremont, California 94538. Its telephone number at that address is (510) 623-8300.

                                  RISK FACTORS

     This Prospectus, including the documents incorporated by reference herein, contains forward-looking statements that involve risks and uncertainties. The statements contained in this Prospectus or incorporated by reference herein that are not purely historical are forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act, including without limitation statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document or incorporated by reference herein are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus.

     Variability of Quarterly Operating Results. The Company's quarterly revenues and operating results have varied significantly in the past and are likely to vary substantially from quarter to quarter in the future. The Company's operating results are affected by a wide variety of factors, many of which are outside of the Company's control, including but not limited to, economic conditions and overall market demand in the United States and worldwide, the Company's ability to introduce new products and technologies on a timely basis, changes in product mix, fluctuations in manufacturing costs which affect the Company's gross margins, declines in market demand for the Company's and its customers' products, sales timing, the level of orders which are received and can be shipped in a quarter, the cyclical nature of both the semiconductor industry and the markets addressed by the Company's products, product obsolescence, price erosion, and competitive factors. The Company's operating results in the rest of fiscal 2000 are likely to be affected by these factors as well as others.

     The Company must order wafers and build inventory well in advance of product shipments. Because the Company's markets are volatile and subject to rapid technology and price changes, there is a risk that the Company will forecast inaccurately and produce excess or insufficient inventories of particular products. This inventory risk is heightened because many of the Company's customers place orders with short lead times. Such inventory imbalances have occurred in the past and in fact contributed significantly to the Company's operating losses in fiscal 1997 and 1996. These factors increase not only the inventory risk but also the difficulty of forecasting quarterly operating results. Moreover, as is common in the semiconductor industry, the Company frequently ships more products in the third month of each quarter than in either of the first two months of the quarter, and shipments in the third month are higher at the end of that month. The concentration of sales in the last month of the quarter contributes to difficulty in predicting the Company's quarterly revenues and results of operations. The Company's success is highly dependent upon its ability to develop complex new products, to introduce them to the marketplace ahead of the competition, and to have them selected for design into products of leading system manufacturers. Both revenues and margins may be affected significantly if new product introductions are delayed or if the Company's products are not designed into successive generations of products of the Company's customers. These factors have become increasingly important to the Company's results of operations because the rate of change in the markets served by the Company continues to accelerate.

     Risks Related to Manufacturing and Raw Materials Procurement. During fiscal 1998 and fiscal 1999, excess production capacity in the industry led to significant price competition between merchant semiconductor foundries and the Company believes that in some cases this resulted in pricing from certain foundries that was lower than the Company's cost of production from its manufacturing joint ventures. The Company experienced pressures on its selling prices during fiscal 1998 and fiscal 1999, which had a negative impact on its results of operations and it believes that this was partially due to the fact that certain of its competitors were able to obtain more favorable pricing from such foundries.

     The Company's current strategy is to fulfill its wafer requirements using outside merchant wafer suppliers, including the Company's former joint venture partners. The Company also uses other outside vendors to package the wafer die into integrated circuits and to perform the majority of the Company's product testing.

     The Company's results of operations could be adversely affected in the future, as they have been so affected in the past, if particular suppliers are unable to provide a sufficient and timely supply of product, whether because of raw material shortages, capacity constraints, unexpected disruptions at the plants, delays in qualifying new suppliers or other reasons, or if the Company is forced to purchase wafers or packaging from higher cost suppliers or to pay expediting charges to obtain additional supply, or if the Company's test facilities are disrupted for an extended period of time. Because of the concentration of sales at the end of each quarter, a disruption in the Company's production or shipping near the end of a quarter could materially reduce the Company's revenues for that quarter. Production may be constrained even though capacity is available at one or more wafer manufacturing facilities because of the difficulty of moving production from one facility to another. Any supply shortage could adversely affect sales and operating profits. The Company's reliance upon outside vendors for assembly and test could also adversely impact sales and operating profits if the Company was unable to secure sufficient access to the services of these outside vendors.

     In connection with the financing of its operations, the Company has borrowed money and entered into substantial equipment lease obligations. The Company's ability to meet its debt service and other obligations will be dependent upon the Company's future performance, which will be subject to financial, business, and other factors affecting the operations of the Company, many of which are beyond its control.

     Product development in the Company's markets is becoming more focused on the integration of functionality on individual devices and there is a general trend towards increasingly complex products. The greater integration of functions and complexity of operations of the Company's products increase the risk that latent defects or subtle faults could be discovered by customers or end users after volumes of product have been shipped. If such defects were significant, the Company could incur material recall and replacement costs for product warranty. The Company's relationship with customers could also be adversely impacted by the recurrence of significant defects.

     Dependence on PC Market. Sales of many of the Company's products will continue to depend largely on sales of personal computers (PCs). Reduced growth in the PC market could affect the financial health of the Company as well as its customers. Moreover, as a component supplier to PC OEMs and to peripheral device manufacturers, the Company is likely to experience a greater magnitude of fluctuations in demand than the Company's customers themselves experience. In addition, many of the Company's products are used in PCs for the consumer market, and the consumer PC market is more volatile than other segments of the PC market.

     Other integrated circuit (IC) makers, including Intel Corporation, have expressed their interest in integrating through hardware functions, adding through special software functions, or kitting components to provide some multimedia or communications features into or with their microprocessor products. Successful integration of these functions could substantially reduce the Company's opportunities for IC sales in these areas. In addition, the Company's de-emphasis of PC products and its focus on non-PC markets could have an adverse affect on the Company's PC product sales as customers seek other supply sources with greater commitments to the PC market.

     A number of PC OEMs buy products directly from the Company and also buy motherboards, add-in boards or modules from suppliers who in turn buy products from the Company. Accordingly, a significant portion of the Company's sales may depend directly or indirectly on the sales to a particular PC OEM. Since the Company cannot track sales by motherboard, add-in board or module manufacturer, the Company may not be fully informed as to the extent or even the fact of its indirect dependence on any particular PC OEM, and, therefore, may be unable to assess the risks of such indirect dependence.

     Risks Related to Mass Storage Market. The mass storage market has historically been characterized by a relatively small number of magnetic disk drive manufacturers and by periods of rapid growth followed by periods of oversupply and contraction. Growth in the mass storage market is directly affected by growth in the PC market. Furthermore, the price competitive nature of the disk drive industry continues to put pressure on the price of all disk drive components. Recent market demands for sub-$1,000 PCs puts further pressure on the price of disk drives and disk drive components.

     Revenues from mass storage products in fiscal 2000 are likely to depend heavily on the success of certain 3.5 inch magnetic disk drive products selected for use by various customers, which in turn depends upon obtaining timely customer qualification of the new products and bringing the products into volume production timely and cost effectively.

     The Company's revenues from mass storage products are dependent on the successful introduction by its customers of new disk drive products and can be impacted by the timing of customers' transition to new disk drive products. Recent efforts by certain of the Company's customers to develop their own ICs for mass storage products could in the future reduce demand for the Company's mass storage products, which could have an adverse effect on the Company's revenues and gross margins from such products. In addition, in response to the current market trend towards integrating hard disk controllers with microcontrollers, the Company's revenues and gross margins from its mass storage products will be dependent on the Company's ability to introduce such integrated products in a commercially competitive manner. Finally, while the Company believes it is well positioned for the trend toward integration of HDD electronic components with the first product on the market to combine the three primary electronic components, some of the Company's competitors have also announced plans to introduce integrated drive electronics components. Some of these competitors have substantially greater resources to accomplish the technical obstacles of integration and greater access to the advanced technologies necessary to provide integrated HDD electronic components.

     Risks Related to Audio Products. Most of the Company's revenues in the audio market derive from the sales of audio codecs and integrated 16-bit codec-plus-controller solutions for the PC market and consumer electronics equipment. In the PC market, the transition to the AC-link codecs attached to core logic using the multimedia features of the processor and single chip solutions are lowering the average selling price in the audio IC market. The Company's revenues from the sale of PC audio products in fiscal 2000 are likely to be significantly affected by this transition to core logic connected audio and by the introduction of cost reduced, fully-integrated, single- chip audio ICs. Moreover, aggressive competitive pricing pressures have adversely affected and may continue to adversely affect the Company's revenues and gross margins from the sale of audio ICs.

     Three-dimensional, spatial-effects audio became an important feature in fiscal 1999, primarily in products for the consumer electronics marketplace. If the Company's spatial-effects audio products do not meet the cost or performance requirements of the market, revenues from the sale of audio products could be adversely affected.

     Risks Related to Precision Mixed-Signal Products. Precision Data Converter Products is a very broad market with many well established competitors. The Company's ability to compete in this market will be adversely affected if it cannot establish broad sales channels or if it does not develop and maintain a broad enough product line to compete effectively. In addition, the customer product design in time is long. Customer delays in product development and introductions creates risk relative to the Company's revenue plans. Further, the Company's products in this market are technically very complex. The complexity of the products contributes to risks in getting products to market on a timely basis, which could impact the Company's revenue plans. The scarcity of analog engineering talent also contributes to risks related to product development timing in this market.

     Intellectual Property Matters. The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. The Company and certain of its customers from time to time have been notified that they may be infringing certain patents and other intellectual property
rights of others.   In addition, customers have been named in suits alleging
infringement of patents or other intellectual property rights by customer products. Certain components of these products have been purchased from the Company and may be subject to indemnification provisions made by the Company to
its customers.   Although licenses are generally offered in situations where the
Company or its customers are named in suits alleging infringement of patents or other intellectual property rights, there can be no assurance that any licenses or other rights can be obtained on acceptable terms. An unfavorable outcome occurring in any such suit could have an adverse effect on the Company's future operations and/or liquidity.

     Foreign Operations and Markets. Because many of the Company's subcontractors and several of the Company's key customers which collectively account for a significant percentage of the Company's revenues are located in Japan and other Asian countries, the Company's business is subject to risks associated with many factors beyond its control. International operations and sales may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations, and changes in import/export regulations, tariff and freight rates. Although the Company buys hedging instruments to reduce its exposure to currency exchange rate fluctuations, the Company's competitive position can be affected by the exchange rate of the U.S. dollar against other currencies, particularly the Japanese yen. Further, to the extent that volatility in foreign financial markets was to have an adverse impact on economic conditions in a country or geographic region in which the Company does business, demand for and supply of the Company's products could be adversely impacted, which would have a negative impact on the Company's revenues and earnings.

     A significant number of the Company's customers and suppliers are in Asia. The recent turmoil in the Asian financial markets does not appear to have had a material impact on the Company's sales orders or bookings. However, the financial instability in these regions may have an adverse impact on the financial position of end users in the region which could impact future orders and/or the ability of such users to pay the Company or the Company's customers, which could also impact the ability of such customers to pay the Company. The Company performs extensive financial due diligence on customers and potential customers and generally requires material sales to Asia to either be secured by letters of credit or transacted on a cash on demand basis. Given the prior situation in Asia, the Company now requires that the letters of credit be established through American banking institutions. During this volatile period, the Company expects to carefully evaluate the collection risk related to the financial position of customers and potential customers. The results of such evaluations will be considered in structuring the terms of sale, in determining whether to accept sales orders, in evaluating the recognition of revenue on sales in the area and in evaluating the collectability of outstanding accounts receivable from the region. In situations where significant collection risk exists, the Company will either not accept the sales order, defer the recognition of related revenues, or, in the case of previously transacted sales, establish appropriate bad debt reserves. Despite these precautions, should the volatility in Asia have a material adverse impact on the financial position of end users of the customers products in Asia, the Company could experience a material adverse impact on its results of operations.

     Competition. The Company's business is intensely competitive and is characterized by new product cycles, price erosion, and rapid technological change and new companies entering the markets. Competition typically occurs at the design stage, where the customer evaluates alternative design approaches that require integrated circuits. Because of shortened product life cycles and even shorter design-in cycles, the Company's competitors have increasingly frequent opportunities to achieve design wins in next generation systems. In the event that competitors succeed in supplanting the Company's products, the Company's market share may not be sustainable and net sales, gross margin, and results of operations would be adversely affected. Competitors include major domestic and international companies, many of which have substantially greater financial and other resources than the Company with which to pursue engineering, manufacturing, marketing and distribution of their products. Emerging companies are also increasing their participation in the market, as well as customers who develop their own integrated circuit products. Competitors include manufacturers of standard semiconductors, application-specific integrated circuits and fully customized integrated circuits, including both chip and board-level products. The ability of the Company to compete successfully in the rapidly evolving area of high- performance integrated circuit technology depends significantly on factors both within and outside of its control, including, but not limited to, success in designing, manufacturing and marketing new products, wafer supply, protection of Company products by effective utilization of intellectual property laws, product quality, reliability, ease of use, price, diversity of product line, efficiency of production, the pace at which customers incorporate the Company's integrated circuits into their products, success of the customers' products, and general economic conditions. Also the Company's future success depends, in part, upon the continued service of its key engineering, marketing, sales, manufacturing, support, and executive personnel, and on its ability to continue to attract, retain, and motivate qualified personnel. The competition for such employees is intense, and the loss of the services of one or more of these key personnel could adversely affect the Company. Because of these and other factors, past results may not be a useful predictor of future results.

     Impact of Year 2000. The "Year 2000 Issue" is the result of computer programs being written using two digits rather than four to define the applicable year. If the Company's computer programs with date-sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing incorrect reporting and disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The issue spans both information technology and non-information technology systems that use date data. In addition to the Company's own systems, the Company relies, directly and indirectly, on external systems of its customers, suppliers, creditors, financial organizations, utilities providers and government entities, both domestic and international ("Third Parties").

     The Company currently has a project plan in place to address the Year 2000 Issue with its internal systems and Third Parties which is designed to deal with its most critical systems and processes first. Those identified as "mission critical" are systems and/or processes whose failure would cause a material impact on the Company's operations and financial statements. The project plan includes the identification, assessment, testing, remediation/validation and the development of contingency plans of the Company's Year 2000 issues primarily through the use of internal personnel. In addition, the Company has engaged the services of external consultants to provide Year 2000 progress assessment of the Company's efforts. The external consultants review the Company's activities regarding Year 2000 readiness and provide recommendations designed to improve the Company's Year 2000 readiness.

     In the third quarter of calendar year 1996, the Company began a program to replace mission-critical internal business systems. The decision to purchase software to replace these systems was made primarily in order to meet the Company's future business requirements, which included consideration of Year 2000 Issues. The Company is currently in the process of installing software licensed from SAP America, Inc. The first phase of this project was completed in June 1998 and included finance, sales and logistics. The second phase of the project includes a human resource system completed in June of this year and manufacturing, estimated to complete in October of this year. This multi-phased implementation is expected to cover all major internal business systems used by the Company. While Year 2000 compliance is an important software feature the Company considered when purchasing the software replacement, the Company's decision to replace mission critical business systems was primarily to make important functional improvements necessary to remain competitive in the current business environment. Therefore, the Company has not allocated a portion of the total project cost as a Year 2000 Issue. The Company does not believe that any incremental project costs associated with Year 2000 compliance to be material, as this feature was included with the software purchased by the Company to satisfy its business needs. The Company presently believes that with the installation of this software into its internal business systems, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company. Therefore, the Company has completed a plan to remediate the existing manufacturing system as part of a company wide contingency plan.

     To date, 99.5% of the Company's products have been tested and found to be Year 2000 compliant. A list of compliant products is available on the Company's web site (www.cirrus.com). The Company considers a product or system to be Year 2000 compliant if the date/time data is accurately processed (included, but not limited to, calculating, comparing, and sequencing) from, into and between the twentieth and twenty-first centuries, and the years 1999 and 2000 along with leap year calculations. To date, the Company has not identified any non-compliant products and therefore, no material costs have been incurred with respect to remediation. The Company believes that it is unlikely to experience a material adverse impact on its financial condition or results of operations due to product related Year 2000 compliance issues. However, since the assessment process is ongoing, Year 2000 implications are not fully known, and potential liability issues are not clear. Therefore, the full potential impact of the Year 2000 on the Company is not known at this time.

     Another consequence related to the Company's products is the impact upon the Company's ability to ship to or collect payment from customers who themselves have business operational problems as a result of the Year 2000 Issue. Although the Company believes that it is unlikely to experience a material adverse impact on its financial conditions or results of operations due to customer-related problems, the Company could experience such an impact if any of its major customers or a large number of its other customers suffer a material disruption in their ability to accept or pay for the Company's product shipments.

     The Company's project plan also includes a comprehensive program to assess the Year 2000 compliance of its key suppliers. The Company has initiated formal communications with its significant suppliers and financial institutions to determine the extent to which the Company is vulnerable to those Third Parties who fail to remedy their own Year 2000 Issues. As of June 1999, the Company has contacted its significant suppliers and financial institutions and has received assurances of Year 2000 compliance from a number of those contacted. To date the Company has received responses to its initial inquiries from 100% of its mission critical suppliers. However, some of these suppliers are still in the process of completing their work on the Year 2000 Issues and failure of these mission critical suppliers to be compliant would result in manufacturing shutdowns for a certain period of time. The Company is currently taking steps to assess whether these suppliers are taking all the appropriate actions to fix any Year 2000 Issues they might have and to be prepared to continue functioning effectively as a supplier to the Company. However, as there can be no guarantee that the Company's suppliers will be Year 2000 compliant prior to the millennium, many significant suppliers have been second sourced and most contingency plans have been developed during the first calendar quarter of 1999. This process was completed in the second calendar quarter of 1999. Contingency plans related to mission critical suppliers that are not considered to be making adequate steps to ensure Year 2000 compliance consist of the identification of substitutes and second-source suppliers, and in certain situations includes a planned increase in the level of inventory carried. No material cost related to Year 2000 compliance of Third Parties has been incurred to date. The Company believes that its reasonably most likely worst case Year 2000 scenario would involve problems with the systems of its Third Parties rather than with the Company's internal systems or its products. However, based upon information communicated to the Company from Third Parties, management believes that it is unlikely to experience a material adverse impact due to problems related to Third Parties and expects that the cost of these projects over the next two years will not have a material effect on the Company's financial position or overall trends in results of operations.

                              SELLING STOCKHOLDERS

     The following table lists the Selling Stockholders, the number of shares of the Company's Common Stock which each owned or had the right to acquire as of July 27, 1999. Because the Selling Stockholders may offer all or some of the Shares which they hold pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no estimate can be given as to the amount of Shares that will be held by the Selling Stockholders after completion of this offering. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Stockholders may offer the Shares for resale from time to time. See "Plan of Distribution."

     The Shares being offered by the Selling Stockholders were acquired from the Company in connection with the Company's acquisition of 100% of the issued share capital of AudioLogic, Inc. (the "AudioLogic Acquisition"). The AudioLogic Acquisition was accomplished pursuant to the terms of an Agreement and Plan of Reorganization, dated as of June 29, 1999 (the "Reorganization Agreement"), whereby the Company acquired all of the issued and outstanding share capital of AudioLogic in exchange for cash and the issuance of the number of shares of the Company Common Stock equal to $25,000,000. Pursuant to the Reorganization Agreement, each AudioLogic shareholder has the right to receive a per share pro rata amount of 1,250,000 shares of Company Common Stock on the Closing Date (as defined in the Reorganization Agreement) and a per share pro rata amount of up to an additional 1,750,000 shares of Company Common Stock on the one-year anniversary of the Closing Date.

     The Company has filed with the Commission, under the Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time on the Nasdaq National Market or in privately-negotiated transactions. Pursuant to the terms of a Registration Rights Agreement dated July 27, 1999, the Company has agreed to use commercially reasonable efforts to keep such Registration Statement effective from the date of effectiveness of the Registration Statement on Form S-3, of which this Prospectus forms a part, until the first anniversary of the Closing Date, subject to certain restrictions, or, if earlier, until the distribution contemplated in this Prospectus has been completed.

     The Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders named below.


                                          Number of Shares of Common Stock
                                                 Beneficially Owned
     Name of Selling Stockholder               Prior to the Offering             Percentage of Outstanding Shares.
-----------------------------------      ----------------------------------    -------------------------------------
John L. Melanson                                    185,934                                      *

Leonard Koch                                         36,640                                      *

Junsheng Wang                                           601                                      *

Jeff Dinapoli                                         5,953                                      *

Jason Carlson                                        79,413                                      *

Tim B. Trueblood                                        676                                      *

Richard Kim                                             300                                      *

The Hill Partnership III                            428,817                                      *

Gilde Investment Fund B.V.                            4,053                                      *

James Forest                                          7,071                                      *

Robert Anderson                                       9,395                                      *

Morgan Holland Fund II                              401,276                                      *

Eric Lindemann                                       19,446                                      *

Thomas Worrall                                        6,591                                      *

Caleb Roberts                                         8,004                                      *

Kathleen Adams                                          659                                      *

Joel C. McKee Cooper                                  5,178                                      *

David Klein                                          10,221                                      *

------------------------
* Less than 1%

                              PLAN OF DISTRIBUTION

     All or a portion of the Shares offered hereby by the Selling Stockholders may be delivered and/or sold from time to time in transactions on the Nasdaq National Market, in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. After the effectiveness of the Registration Statement of which this Prospectus is a part, the Selling Stockholders may make short sales of the Company's Common Stock and may use the Shares to cover the resulting short positions. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). There is no assurance that any of the Selling Stockholders will sell any or all of the Shares offered by them. In addition, certain of the Selling Stockholders have entered into Stock Transfer Restriction Agreements with the Company that would prevent them from selling more than 25% of their shares of Company Common Stock in each calendar quarter from July 1, 1999 to June 30, 2000.

     Any Selling Stockholder and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of Shares may be deemed to be underwriting discounts and commissions under the Securities Act. Each Selling Stockholder may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, the Company has agreed to indemnify in certain circumstances Selling Stockholders against certain liabilities, including liabilities arising under the Securities Act and Exchange Act. Selling Stockholders have agreed to indemnify in certain circumstances the Company and certain related persons against certain liabilities, including liabilities arising under the Securities Act and Exchange Act.

     Any broker-dealer participating in such transactions as agent may receive commissions from a Selling Stockholder (and, if it acts as agent for the purchase of such Shares, from such purchaser). Broker-dealers may agree with such Selling Stockholder to sell a specified number of Shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for such Selling Stockholder, to purchase as principal any unsold Shares. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the Nasdaq National Market, in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such Shares commissions computed as described above.

     Each Selling Stockholder will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the time of bids for and purchases of shares of the Company's Common Stock by such Selling Stockholder.

     Each Selling Stockholder will pay all commissions and other expenses associated with the sale of the Shares by such Selling Stockholder. The Shares offered hereby are being registered pursuant to contractual obligations of the Company pursuant to a Registration Rights Agreement dated July 27, 1999, and the Company has agreed to bear certain expenses in connection with the registration and sale of the Shares being offered by every such Selling Stockholder. The Company has not made any underwriting arrangements with respect to the sale of Shares offered hereby.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Company's Bylaws, as amended, provide that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by Delaware law. The Company has entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require the Company, among other things to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms. The Company believes that these agreements are necessary to attract and retain qualified persons as directors and officers.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                 LEGAL MATTERS

     The legality of the securities offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements of Cirrus Logic, Inc. appearing in the Cirrus Logic, Inc. Annual Report (Form 10-K) for the year ended March 27, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

   NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER
THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION
  OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN
   OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION
 IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS
  NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE
 MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF
                                THE PROSPECTUS.

                              TABLE OF CONTENTS

                                                                        Page
                                                                        ----
Available Information                                                      3

Incorporation of Certain Documents by Reference                            3

Forward-Looking Statements                                                 4

The Company                                                                5

Risk Factors                                                               7

Selling Stockholders                                                      14

Plan of Distribution                                                      16

Use of Proceeds                                                           17

Indemnification of Directors and Officers                                 17

Legal Matters                                                             17

Experts                                                                   18


                              1,210,228 SHARES

                             CIRRUS LOGIC, INC.

                                Common Stock

                             __________________

                             September 18, 1999

                            ____________________